# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hydrofarm Holdings Group, Inc., CIK 0001695295
CUSIP: 44888K407
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1510 Main Street, Shoemakersville, Pennsylvania (PA), 19555
Date of event which requires filing of this statement: 10/27/2026
Amends the filing with accession number 0001019056-25-000220
Filed by CIK 0002059900
Persons authorized to receive notices and communications: Dumont Global LP, 261 Madison Avenue, New York, New York (NY), 10016, 212-705-8180

## Reporting persons
- Richard Christopher Yetter (CIK 0002059900): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 20,000; shared voting power 581,242; sole dispositive power 20,000; shared dispositive power 581,242; aggregate amount beneficially owned 601,242 (4.4% of the class)
- Dumont Global LP (CIK 0001803609): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 581,242; sole dispositive power 0; shared dispositive power 581,242; aggregate amount beneficially owned 581,242 (4.3% of the class)
- Dumont Fund Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 581,242; sole dispositive power 0; shared dispositive power 581,242; aggregate amount beneficially owned 581,242 (4.3% of the class)
- Dumont Investment Fund LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 581,242; sole dispositive power 0; shared dispositive power 581,242; aggregate amount beneficially owned 581,242 (4.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Hydrofarm Holdings Group, Inc.
Address of issuer's principal executive offices: 1510 Main Street, Shoemakersville, Pennsylvania (PA), 19555

## Item 2. Identity and Background
Name of person filing: The names of the persons filing this Amendment are: Dumont Global LP, a Delaware limited partnership ("DG"); Dumont Fund Partners LLC, a Delaware limited liability company ("DFP"); Dumont Investment Fund LP, a Delaware limited partnership (f/k/a Dumont Master Fund LP, the "Fund"); and Richard Christopher Yetter ("Chris Yetter"), a United States citizen. Following an entity restructuring and name change in 2026, Dumont Master Fund LP is now named Dumont Investment Fund LP. Chris Yetter is (i) the manager of Dumont Global Partners LLC, which is the general partner of DG, and (ii) the managing member of DFP. DFP is the general partner of the Fund and DG is the investment manager of the Fund. The Fund, DG, DFP, and Chris Yetter are collectively referred to herein as the "Reporting Persons."
Residence or business address: The principal business address of each of the Reporting Persons is 261 Madison Avenue, #1008, New York, NY 10016.
Present principal occupation or employment: The Fund, DG, and DFP are engaged in the business of investing in securities. Each of the Fund, DG, and DFP is organized under the laws of the State of Delaware. Chris Yetter is a United States citizen and serves as a member of the Board of Directors of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, nor any manager or executive officer of the Reporting Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: United States citizen

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On October 27, 2026, the Fund acquired an aggregate of 138,121 shares of Common Stock and accompanying Common Warrants (as defined below) to purchase up to 138,121 shares of Common Stock directly from the Issuer for an aggregate purchase price of $125,000 (or $0.905 per share and accompanying warrant). The source of funds for such acquisition was the working capital of the Fund.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 27, 2026, the Fund entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Issuer in connection with the Issuer's recapitalization and equity offering transactions, pursuant to which the Fund purchased (i) 23,983 shares of Common Stock in a registered direct offering and (ii) 114,138 shares of Common Stock and accompanying warrants to purchase up to 138,121 shares of Common Stock (the "Common Warrants") in a concurrent private placement, at a combined offering price of $0.905 per share and accompanying warrant for an aggregate purchase price of $125,000.

Chris Yetter continues to serve on the Issuer's Board of Directors and, in that capacity, regularly reviews the Issuer's business affairs, capital structure, financing needs, and strategic alternatives.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) and (b) Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

The percentages of beneficial ownership reported herein are based on 13,390,298 shares of Common Stock outstanding following the closing of the Issuer's registered direct offering and concurrent private placement on October 27, 2026, as reported in the Issuer's Registration Statement on Form S-1 filed with the SEC on November 10, 2026, plus, in accordance with Rule 13d-3(d)(1)(i) under the Act, 138,121 shares of Common Stock issuable upon the exercise of currently exercisable Common Warrants held by the Fund (for a total denominator of 13,528,419 shares).
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof:

Each of the Fund, DG, and DFP may be deemed to beneficially own 581,242 shares of Common Stock (consisting of 443,121 shares of Common Stock held directly by the Fund and 138,121 shares of Common Stock issuable upon the exercise of currently exercisable Common Warrants held directly by the Fund), representing approximately 4.30% of the outstanding Common Stock. Each of the Fund, DG, and DFP has shared voting power and shared dispositive power over such 581,242 shares, and sole voting and dispositive power over 0 shares.

Chris Yetter may be deemed to beneficially own an aggregate of 601,242 shares of Common Stock, representing approximately 4.44% of the outstanding Common Stock. This amount consists of (i) 581,242 shares of Common Stock beneficially owned by the Fund, over which Chris Yetter shares voting and dispositive power by virtue of his relationships with DG and DFP, and (ii) 20,000 shares held directly by Chris Yetter (over which he exercises sole voting and dispositive power), comprising 20,000 shares of Common Stock issued upon the vesting of restricted stock units ("RSUs") granted on October 1, 2025. The calculation does not include 30,000 unvested RSUs granted to Chris Yetter on June 25, 2026 pursuant to the Issuer's Equity Incentive Plan, which do not vest within 60 days of the date of this Amendment and do not carry voting or dispositive power prior to vesting and settlement. Chris Yetter disclaims beneficial ownership of the securities held by the Fund except to the extent of his pecuniary interest therein.
Transactions in the class effected during the past sixty days: On October 27, 2026, pursuant to the Purchase Agreement entered into directly with the Issuer, the Fund acquired (i) in a registered direct offering, 23,983 shares of Common Stock, and (ii) in a concurrent private placement, 114,138 shares of Common Stock and 138,121 accompanying Common Warrants, at a combined offering price of $0.905 per share and accompanying warrant (for an aggregate purchase price of $125,000). The Common Warrants have an exercise price of $0.78 per share. The transaction was approved by the Issuer's Board of Directors in accordance with Rule 16b-3 under the Act. Except as set forth herein, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the dilution resulting from the Issuer's issuance of additional shares of Common Stock on October 27, 2026, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on October 27, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On October 27, 2026, the Fund entered into the Purchase Agreement with the Issuer, as disclosed in the Issuer's Current Report on Form 8-K filed with the SEC on October 27, 2026 (Accession No. 0001437749-26-033664). Pursuant to the Purchase Agreement, the Fund purchased an aggregate of 138,121 shares of Common Stock and 138,121 Common Warrants. Each Common Warrant is immediately exercisable on a one-for-one basis for shares of Common Stock at an exercise price of $0.78 per share and expires five and a half years following the date of issuance (April 27, 2032). Under the terms of the Common Warrants, the Fund may not exercise any portion of the Common Warrants to the extent that, following such exercise, the Reporting Persons and their affiliates would beneficially own in excess of 9.99% of the outstanding shares of Common Stock for purposes of Section 13(d) of the Act. The foregoing descriptions of the Purchase Agreement and the Common Warrants are qualified in their entirety by reference to the Form of Common Warrant and Form of Securities Purchase Agreement filed as Exhibits 4.2 and 10.1, respectively, to the Issuer's Current Report on Form 8-K filed on October 27, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the SEC on October 27, 2026, Accession No. 0001437749-26-033664).

Exhibit 2: Form of Securities Purchase Agreement, dated October 27, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on October 27, 2026, Accession No. 0001437749-26-033664).

Exhibit 3: Joint Filing Agreement among the Reporting Persons.

## Signatures
- Richard Christopher Yetter: /s/ Richard Christopher Yetter, Richard Christopher Yetter/Managing Member (11/12/2026)
- Dumont Global LP: /s/ Richard Christopher Yetter, Richard Christopher Yetter/Manager (11/12/2026)
- Dumont Fund Partners LLC: /s/ Richard Christopher Yetter, Richard Christopher Yetter/Managing Member (11/12/2026)
- Dumont Investment Fund LP: /s/ Richard Christopher Yetter, Richard Christopher Yetter/Managing Member (11/12/2026)